FUBOTV INC.

1290 Avenue of the Americas

New York, NY 10104

November 2, 2022

Via EDGAR Transmission

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rob Shapiro
Theresa Brillant

Re:	FUBOTV INC.

Registration Statement on Form S-3 (Registration No. 333-266557)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (Registration No. 333-266557) (the “Registration Statement”) of fuboTV Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on November 4, 2022, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Greg Rodgers at (212) 906-2918.

If you have any questions regarding the foregoing, please do not hesitate to contact Greg Rodgers at (212) 906-2918, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

FUBOTV INC.

By:	/s/ John Janedis
Name:	John Janedis
Title:	Chief Financial Officer

cc:	David Gandler, Chief Executive Officer
Greg Rodgers, Latham & Watkins LLP